Dolly Varden Silver's Step-out Drilling Intersects 606 g/t

Silver over 16.38 meters at Wolf Vein

VANCOUVER, BC, August 19, 2024, Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (FRK: DVQ1) (the "Company" or "Dolly Varden") is pleased to announce additional results from the Wolf Vein step-out directional drilling.  Drill hole DV24-412 averaged 606 g/t Ag over 16.20 meters on a 45m step-out from 2023 drilling and 31m below DV24-404 (previously released August 12, 2024).  Approximately 8,000 meters of an ongoing 25,000m drill program at the Company's 100% owned Kitsault Valley Silver and Gold Project is being drilled at the Wolf Vein to expand and infill the plunge of high-grade silver mineralization.

Wolf Vein Step-out Drilling

Highlights include:

  DV24-412: 606 g/t Ag, 0.61% Pb and 1.43% Zn over 16.20 meters, including 868 g/t Ag, 0.18% Pb and 0.88% Zn over 2.27 meters.
  DV24-414: 771g/t Ag, 2.93% Pb and 2.29% Zn over 3.77 meters, including 1,065 g/t Ag, 4.64% Pb and 3.48% Zn over 2.26 meters within a 15.02m wide vein breccia zone grading 254 g/t Ag, 0.86% Pb and 1.34% Zn.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

"The strength of mineralization including strong native silver and pyrargyrite plus strong, accessory base metals appear to be increasing to the southwest as we vector towards a key structural intersection point. These holes, oriented by directional drilling, show excellent continuity of the high-grades at the Wolf Vein," said Shawn Khunkhun, CEO of Dolly Varden Silver

A total of four southwest step-out holes have been completed from one drill pad using directional drilling technology to precisely target areas for step-out and infill work. Drillholes DV24-409, DV24-412 and DV-414 reported in this release are "daughter" holes directed off the initial "mother" hole DV24-404 that grades 1,091 g/t Ag over 9.38 meters (previously released August 12, 2024).

The wide, high-grade silver intersection in drill hole DV24-412 is located 31 meters below previously reported drill hole DV24-404 and demonstrates that the vertical extent of the plunging high-grade zone is consistent at depth.

DV24-409 is the step-out furthest southwest drilled from this position and intersected the Wolf mineralized zone 75 meters from 2023 drilling. The silver-bearing vein breccia intersection grades 421 g/t Ag over 2.72 meters within a zone that is 10.32 meters core length consisting of various vein and vein breccias. As seen in other drill holes at the upper and lower vertical extents of the wider, higher grade silver plunge, there is a separate vein breccia zone with higher base metal values within that interval that averaged 94 g/t Ag, 1.30% Pb and 2.39% Zn (Table 1).

Figure 1.    Plan of Wolf Vein mineralized zone (in red) with all drilling to date. Lithology shown on drill trace-    grey: sedimentary rock, green: volcanic rock, pink/red: mineralization.  Step-out hole DV24-404 is the initial hole of the Wolf directional drilling program.

Drill hole DV24-414 targeted the lower portion of the high-grade plunge, approximately 65 meters vertically below and northeast of DV24-404. This hole intersected 15.02 meters of vein breccias that had a mix of low grade and high-grade silver, lead and zinc mineralization averaging 254 g/t Ag, 0.86% Pb and 1.34% Zn overall, with higher grade intervals attributed to more sulphide rich breccias grading 771g/t Ag, 2.93% Pb and 2.29% Zn over 3.77 meters (table 1).

Figure 2.  Longitudinal Section of Wolf Vein with mineralization envelope in red. Plunge of high-grade silver mineralization extended 75 meters from 2023 hole by drill hole DV24-409. Section looking northwest, 30m wide window.

Figure 3.  Section of Wolf Vein showing higher-grade silver plunge (pink) within low grade mineralization envelope in red. Section looking northeast, 25m wide window.

Wolf Vein

The Wolf Vein is hosted in Jurassic-age Hazelton Formation volcanic rocks and is interpreted as a structurally controlled, multi phased, epithermal vein and vein breccias that occur along a southwest plunging zone of wider, higher grade silver mineralization. Native silver, pyargerite, argentite and argentiferous galena are hosted in multiple phases of silica and iron carbonate veins and breccias. The extention of the mineralization discovered underneath the sedimentary rock cap and the outcropping Wolf deposit has a plunge extent of over 950 meters at -45 to the southwest.

Figure 4.    Cut core sample face of Wolf Vein silver mineralization in DV24-412 @ 792.10m consisting of disseminated native silver (red arrows) and argentite (black bands) in epithermal grey silica vein with colloform texture open space fill. From an individual sample length of 0.62 meters grading 929 g/t Ag.

Table 1: Completed Drill Hole Assays from Wolf Vein

Target	Hole ID	From (m)	To (m)	Length (m)*	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
Wolf	DV24-409	796.75	807.07	10.32	175	0.79	1.34	-
	including	798.40	803.25	4.85	94	1.30	2.39	-
	and incl.	804.35	807.07	2.72	421	0.46	0.62	-
	including	804.35	805.66	1.31	738	0.71	0.96	-
Wolf	DV24-412	782.30	798.50	16.20	606	0.61	1.43	-
	including	784.28	792.33	8.05	725	0.36	1.06	-
	including	784.28	786.55	2.27	868	0.18	0.88	-
Wolf	DV24-414	793.60	794.10	0.50	728	4.74	3.80	0.14
	and	802.23	817.25	15.02	254	0.86	1.34	-
	including	806.31	810.08	3.77	771	2.93	2.29	-
	including	807.24	809.50	2.26	1,065	4.64	3.48	0.11
	and incl.	813.41	815.09	1.68	156	0.16	2.34	-

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 2: Drill hole data for Wolf Vein holes reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
DV24-409	466746	6173588	489	131	-60	831
DV24-412	466746	6173588	489	131	-60	854
DV24-414	466746	6173588	489	131	-60	816

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. Five kilometers to the East of the Kitsault Valley Project is the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2022 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") dated March 27, 2024, and management information circular dated May 28, 2024 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137,
www.dollyvardensilver.com;